Exhibit 99.1

Annual General Meeting of Jumia Technologies AG of July 13, 2022

Declared Voting Results

Agenda item		Valid Votes Cast (Yes/No)	In % of the Registered Share Capital	Votes For the Resolution		Votes Against the Resolution		Decision
2.	Resolution on the ratification of the acts of the members of the management board for the financial year 2021	38,353,884	19.201%	37,491,032	97.750%	862,852	2.250%	Approved
3.	Resolution on the ratification of the acts of the members of the supervisory board for the financial year 2021	38,368,050	19.208%	37,505,198	97.751%	862,852	2.249%	Approved
4.	Resolution on the appointment of the auditor of the annual financial statements and the auditor of the consolidated financial statements, as well as any audit review of condensed interim financial statements and interim management reports as well as any audit review of additional interim financial information	38,201,120	19.124%	38,168,812	99.915%	32,308	0.085%	Approved
5.	Resolution on the approval of the remuneration report for the financial year 2021	30,153,976	15.096%	29,257,174	97.026%	896,802	2.974%	Approved
6.	Resolution on the approval of the remuneration system for the members of the management board	30,129,778	15.083%	21,944,972	72.835%	8,184,806	27.165%	Approved
7.	Resolution on the cancellation of the authorization to issue stock options to members of the management board and employees of the Company and members of the management and employees of companies affiliated with the Company (Stock Option Program 2021) and on the cancellation of the Conditional Capital 2021/III and the corresponding amendment of the articles of association	38,436,422	19.242%	37,866,010	98.516%	570,412	1.484%	Approved